FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

3 March 2025

HSBC HOLDINGS PLC
ISSUANCE OF SENIOR UNSECURED NOTES

HSBC Holdings plc has today issued US$1,500,000,000 4.899% Fixed Rate/Floating Rate Senior Unsecured Notes due 2029 (the '2029 Fixed/Floating Rate Notes'), US$1,750,000,000 5.130% Fixed Rate/Floating Rate Senior Unsecured Notes due 2031 (the '2031 Fixed/Floating Rate Notes'), US$2,250,000,000 5.450% Fixed Rate/Floating Rate Senior Unsecured Notes due 2036 (the '2036 Fixed/Floating Rate Notes'), US$750,000,000 Floating Rate Senior Unsecured Notes due 2029 (the '2029 Floating Rate Notes') and US$750,000,000 Floating Rate Senior Unsecured Notes due 2031 (the '2031 Floating Rate Notes' and, together with the 2029 Fixed/Floating Rate Notes, the 2031 Fixed/Floating Rate Notes, 2036 Fixed/Floating Rate Notes and the 2029 Floating Rate Notes, the 'Notes') pursuant to an indenture dated 26 August 2009 (as amended and supplemented from time to time and as most recently amended and supplemented by a 35th supplemental indenture dated 3 March 2025).

Application will be made to list the Notes on the New York Stock Exchange.

Investor enquiries to:

Greg Case                               +44 (0) 20 7992 3825              investorrelations@hsbc.com

Media enquiries to:

Press Office                            +44 (0) 20 7991 8096              pressoffice@hsbc.com

Disclaimers

The offering was made pursuant to an effective shelf registration statement on Form F-3 filed with the Securities and Exchange Commission (the 'SEC'). The offering was made solely by means of a prospectus supplement and an accompanying prospectus, which have been filed with the SEC. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by writing or telephoning us at either of the following addresses:

Group Company Secretary
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom
Tel: +44 20 7991 8888

HSBC Holdings plc
c/o HSBC Bank USA, National Association
66 Hudson Boulevard East
New York, New York, 10001
Attn: Company Secretary
Tel: +1 212 525 5000

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

This announcement does not constitute an offer or an invitation to subscribe or purchase any of the Notes. No action has been taken in any jurisdiction to permit a public offering of the Notes where such action is required other than in the US. The offer and sale of the Notes may be restricted by law in certain jurisdictions.

For and on behalf of
HSBC Holdings plc
Aileen Taylor
Company Secretary

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 58 countries and territories. With assets of US$3,017bn at 31 December 2024, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 03 March 2025